Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ	51 WEST 52ND STREET

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JEREMY L. GOLDSTEIN

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C.CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403 - 1000
FACSIMILE: (212) 403 - 2000
____________________

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)
____________________
OF COUNSEL
	WILLIAM T. ALLEN	ROBERT M. MORGENTHAU
	PETER C. CANELLOS	BERNARD W. NUSSBAUM
	DAVID M. EINHORN	ERIC S. ROBINSON
	KENNETH B. FORREST	PATRICIA A. ROBINSON*
	THEODORE GEWERTZ	LEONARD M. ROSEN
	MAURA R. GROSSMAN	MICHAEL W. SCHWARTZ
	RICHARD D. KATCHER	ELLIOTT V. STEIN
	THEODORE A. LEVINE	WARREN R. STERN
	DOUGLAS K. MAYER	PATRICIA A. VLAHAKIS
	ROBERT B. MAZUR	J. BRYAN WHITWORTH
	PHILIP MINDLIN	AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

____________________

COUNSEL

	DAVID M. ADLERSTEIN	PAULA N. GORDON
	AMANDA K. ALLEXON	NANCY B. GREENBAUM
	LOUIS J. BARASH	MARK A. KOENIG
	DIANNA CHEN	J. AUSTIN LYONS
	ANDREW J.H. CHEUNG	SABASTIAN V. NILES
	PAMELA EHRENKRANZ	AMANDA N. PERSAUD
	KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER

Direct Dial: (212) 403-1394

Direct Fax: (212) 403-2394

E-Mail: dklam@wlrk.com

VIA HAND DELIVERY AND EDGAR

Ms. Pamela A. Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance 100FStreet, N.E. Washington, D.C. 20549

Re:	Rayonier Advanced Materials Inc.

Amendment No. 2 to Registration Statement on Form 10

Filed April 23, 2014 File No. 1-36285

Dear Ms. Long:

On behalf of our client, Rayonier Advanced Materials Inc. (the “Company” or “SpinCo”), which is currently a wholly owned subsidiary of Rayonier Inc. (“Rayonier”), we are providing the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated May 5, 2014, with respect to the filing referenced above.

This letter and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form 10 (File No. 1-36285) (the “Registration Statement” or the “Form 10”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 3 marked to indicate changes from Amendment No. 2 to the Registration Statement filed on April 23, 2014.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 3.

Exhibit 99.1

Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data, page 17

1.

We note your revised disclosure that the summary unaudited pro forma condensed combined financial data for the year ended December 31, 2013 “has been prepared to reflect the separation, excluding the incurrence of indebtedness of approximately $950 million”. It is not clear to us how or why you believe these pro forma disclosures are meaningful or comply with the provisions of Article 11 of Regulation S-X, which require, as you disclose, that unaudited pro forma condensed combined income statement data for the year ended December 31, 2013 be presented assuming the spin-off occurred on January 1, 2013. Please revise the pro forma disclosures to be consistent with your pro forma financial statements.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 17 to disclose that the summary unaudited pro forma condensed combined financial data for the year ended December 31, 2013 has been prepared to reflect the separation, including the incurrence of indebtedness of approximately $950 million. The unaudited pro forma condensed combined financial statements on pages 47 through 49 have been revised to reflect the effects of the $950 million indebtedness required to complete the separation.

Risk Factors, page 19

A Chinese anti-dumping investigation has resulted in duties on SpinCo’s lower purity commodity viscose products, which could affect sales of the products into China, page 21

2.	Please disclose the amount of sales of commodity viscose into China by SpinCo during the year ended December 31, 2013.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 21 to disclose the amount of sales of commodity viscose into China by SpinCo during the year ended December 31, 2013.

SpinCo's failure to maintain satisfactory labor relations could have a material adverse effect on its business, page 23

3.	Please update the status of the collective bargaining agreement that expired on April 30, 2014.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 23 to include an update on the status of the collective bargaining agreement that expired on April 30, 2014.

Unaudited Pro Forma Condensed Combined Financial Statements, page 45

Note (d), page 48

4.

We note your response to prior comment 5 from our letter dated April 10, 2014. Please clarify here, or under Liabilities for Dispositions and Discontinued Operations, why SpinCo is assuming the environmental liabilities and why these liabilities were not included in SpinCo’s historical financial statements. Also, please clarify which, if any, of the facilities were treated as “discontinued operations’’ or eliminate your references to discontinued operations.

Response: In response to the Staff's comment, the Information Statement has been revised on page 50 to 51 to clarify why SpinCo is assuming the environmental liabilities and why these liabilities were not included in SpinCo’s historical financial statements. Also, references to discontinued operations have been eliminated throughout the Information Statement.

Note (h), page 49

5.

Please clarify the offset to adjustment (h). Also, in light of the fact that the CBPC tax credits will not be available to you after the spin-off, it appears to us that you should also provide an adjustment to the pro forma statement of income to exclude the impact of these tax credits from your historical results.

Response: In response to the Staff's comment, the Information Statement has been revised on pages 49, 50 and 51 to clarify that the offset to adjustment (a) is additional paid in capital. Also, the unaudited pro forma condensed combined statements of income for the three months ended March 31, 2014 and the year ended December 31, 2013 has been revised on page 48 to exclude the impact of the tax credits on SpinCo’s historical results.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

Results of Operations, pages 68 and 69

6.

We note your response to prior comment 9 from our letter dated April 10, 2014; however, it does not appear to us that you have adequately addressed the reasons for changes in either gross profit margins or operating profit margins during each period presented. We note your operating profit margin decreased 360 basis points from 2012 to 2013 and increased 350 basis points from 2011 to 2012. Please revise your disclosures to quantify and discuss the reasons for changes in operating profit margins during each period presented.

Response: In response to the Staff's comment, the Information Statement has been revised on pages 72 through 74 to include disclosures to quantify and discuss the reasons for changes in operating profit margins during each period presented.

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff's comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1394 or by email at dklam@wlrk.com.

Sincerely,

/s/ David K. Lam David K. Lam

cc:	Paul G. Boynton

Rayonier Advanced Materials Inc.